Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-269677

San Diego Gas & Electric Company

Final Term Sheet

August 7, 2023

4.950% Green First Mortgage Bonds, Series AAAA, due 2028

This free writing prospectus relates only to the securities described below and should be read together with San Diego Gas & Electric Company’s preliminary prospectus supplement dated August 7, 2023 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 3, 2023 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	San Diego Gas & Electric Company (the “Company”)

Anticipated Ratings:[1]	A1 (stable) by Moody’s Investors Service, Inc.
A (stable) by S&P Global Ratings
A (stable) by Fitch Ratings

Trade Date:	August 7, 2023

Settlement Date:	August 11, 2023 (T+4)

Securities Offered:	4.950% Green First Mortgage Bonds, Series AAAA, due 2028 (the “Bonds”)

Aggregate Principal Amount Offered:	$600,000,000

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2024

Coupon:	4.950% per annum, accruing from August 11, 2023

Maturity:	August 15, 2028

Yield to Maturity:	5.048%

Spread to Benchmark Treasury:	+90 basis points

Benchmark Treasury:	4.125% due July 31, 2028

Benchmark Treasury Yield:	4.148%

Optional Redemption Provision:	At the Company’s option, prior to July 15, 2028 (the “Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +15 basis points. At the Company’s option, on and after the Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Mandatory Redemption Provision:	The Bonds are also subject to mandatory redemption at 100% of the principal amount under the circumstances described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of Green First Mortgage Bonds—Redemption—Mandatory Redemption Following Sale, Eminent Domain, Etc.” See the Preliminary Prospectus Supplement for further terms and provisions applicable to mandatory redemption.

Price to Public:	99.570%, plus accrued interest, if any

CUSIP:	797440 CE2

ISIN:	US797440CE27

Total Net Proceeds:	Approximately $593.8 million, after deducting the underwriting discount but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Morgan Stanley & Co. LLC
U.S. Bancorp Investments, Inc.
Loop Capital Markets LLC

Co-Managers:	AmeriVet Securities, Inc.
Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, by calling Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or by calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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